May 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Transportation and Infrastructure Investors LLC (the “Company”)
Registration Statement on Form S-1 (File No. 333- 193182)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 23,000,000 common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on May 13, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 4, 2015, through the date hereof:

Preliminary Prospectus dated May 4, 2015:

1,784 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gabriel Lepine
Gabriel Lepine
Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Micahel Liloia
Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President

May 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Fortress Transportation and Infrastructure Investors LLC
Registration Statement on Form S-1
File No. 333-193182

Ladies and Gentlemen:

Fortress Transportation and Infrastructure Investors LLC, a Delaware limited liability company (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-193182) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:30 PM, Eastern Time, on May 13, 2015, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3259 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

By:	/s/ Cameron D. MacDougall
	Name:	Cameron D. MacDougall
	Title:	Secretary

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]